Exhibit 99.1

BUSINESS REPORT

(From January 1, 2022 to December 31, 2022)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2022 to December 31, 2022)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chon, Jung-Son

Chon, Jung-Son

President and Representative Director

POSCO HOLDINGS INC.

POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea

Telephone: +82-2-3457-0114

/s/ Han, Young-Ah

Han, Young-Ah

Senior Vice President

POSCO HOLDINGS INC.

POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea

Telephone: +82-2-3457-0114

ø	Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 14, 2023.

•	Report for consolidated financial statements :

File/Film Number 0001193125-23-069565

•	Report for separate financial statements :

File/Film Number 0001193125-23-069571

I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows :

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.
Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(2) Steel Works and Offices

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Date	POSCO	POSCO HOLDINGS INC.
March 2, 2022

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows: United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin *	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae
		Outside Director Yoo, Jin-Nyong**	—
		Outside Director Sohn, Sung-Kyu**	—
			—	Outside Director Kim, Shin-Bae
			—	Outside Director Chung, Moon-Ki

*	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member
**	The Outside Director Yoo, Jin-Nyong and Sohn, Sung-Kyu were appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(a)	From SK Telecom to National Pension Service

(b)	Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO
(2)	September 2019 : Handover of business right of LNG terminal to POSCO ENERGY
(3)	September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off
(4)	January 2022 : Handover of logistic related business to POSCO Terminal
(5)	March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

		(Unit : Share, KRW/Share, In millions of KRW)
Type	Details	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Common Stock	Total number of issued shares	84,571,230	87,186,835	87,186,835
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

ø

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company is decreased from 87,186,835 to 84,571,230, and there will be no change in capital.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2022)
Authorized Shares	Issued Shares
200,000,000	84,571,230

ø	Currency of the Republic of Korea is Korean Won (“KRW”).
ø	Par Value: KRW 5,000 per share
ø

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230

B. Treasury Stock Acquisition and Disposal

		(As of December 31, 2022)
Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	remark
Direct	Common Stock	7,071,194	—	223,605	1,441,410-	5,406,179	1	), 2)
Trust Contract		4,490,069	—	—	1,174,195	3,315,874
Total		11,561,263	—	223,605	2,615,605	8,722,053	3)

1)	The company has disposed of 223,605 treasury stocks (0.26% of total number of issued shares) to the employee stock ownership association on February 25, 2022.
2)	In order to improve shareholder value, the company has cancelled 2,615,605 shares which accounts for 3.00% of the total number of issued shares on August 22, 2022.
3)

Aforementioned number of treasury stocks includes 3,128,714 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5. Voting Rights

	(As of December 31, 2022)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	84,571,230	—
(2) Shares without Voting Rights	8,722,053	Treasury stock
(3) Shares with Voting Rights	75,849,177	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of December 31, 2022.

6. Earnings and Dividends

	(In millions of KRW)
	2022	2021	2020
(Consolidated) Profit*	3,144,087	6,617,239	1,602,148
(Separate) Profit	-467,852	5,181,227	965,863
Earnings per Share (Consolidated, KRW)	41,456	87,330	20,165
Cash Dividend Paid	910,190	1,285,635	620,287
Pay-out Ratio (Consolidated, %)	28.9	19.4	38.7
Dividend per Share (KRW)	12,000	17,000	8,000
Dividend Yield (%)	4.1	6.0	3.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS
***	The Company has paid quarterly dividend for 1Q, 2Q and 3Q of 2022, and year-end cash dividend will be approved

<Cash Dividends includes quarterly dividends>

•	1Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000

•	2Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000

•	3Q, 2022 : Cash Dividend Paid : KRW 151,698 million Dividend per Share : KRW 2,000

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

		(KRW/share, In thousands of shares)
		July 2022	August 2022	September 2022	October 2022	November 2022	December 2022
Common share	Highest Price	242,000	259,500	253,000	255,000	299,500	301,000
	Lowest Price	223,000	233,000	211,000	222,500	254,500	276,500
	Average Price	231,571	248,045	236,825	240,474	283,905	287,333
Trading volume	Daily highest	343	469	539	613	920	606
	Daily lowest	104	181	197	183	224	222
	Monthly	5,123	6,692	7,406	7,554	10,986	388

B. New York Stock Exchange

		(USD/ADS*, In thousands of ADS*)
		July 2022	August 2022	September 2022	October 2022	November 2022	December 2022
American Depositary Share (ADS)	Highest Price	46.9	50.2	46.1	44.9	57.1	57.0
	Lowest Price	42.1	44.8	36.6	38.3	43.9	52.9
	Average Price	44.4	47.0	42.3	41.7	52	55.0
Trading volume	Daily highest	250.8	601.7	483.1	710	526	249
	Daily lowest	119.9	76.2	192.0	227	66	102
	Monthly	3,535	4,873	6,892	6,536	5,635	3,865

*	ADS : One American Depositary Share representing one-fourth of a Common Share

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Green Infrastructure, Green Materials and Energy, and Others.

Green Infrastructure is subdivided into Construction, Trading, and Energy and others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2022		2021		2020
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	44,546,966	3,413,915	41,093,405	8,123,117	28,892,877	1,372,852
Green Infrastructure (Construction)	7,667,696	299,746	6,398,366	424,085	6,576,170	385,048
Green Infrastructure (Trading)	25,955,458	793,454	25,065,608	488,884	19,345,222	394,954
Green Infrastructure (Energy and others)	3,998,959	275,412	2,061,277	96,968	1,739,469	198,192
Green Materials and Energy	2,451,785	107,216	1,241,957	69,510	771,575	22,818
Others	129,340	-39,690	471,732	35,525	467,484	29,171

Total	84,750,204	4,850,053	76,332,345	9,238,089	57,792,796	2,403,035

2. Business Status of Segments

A. Steel

There are 77 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Global crude steel production in 2022 fell 4.3% year-on-year to 1,832 million tons due to retrenchment of global capital flows affected by prolonged war between Russia and Ukraine and China’s slow economic growth.

Global Crude Steel Production

		(Millions of Tons, %)
Crude Steel Production	2020	2021	2022
Global	1,864	1,951	1,832
Korea	67	71	66
(Ratio)	(3.6%)	(3.6%)	(3.6%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing and consider company’s new growth strategy and ESG policy, POSCO maintains an appropriate ratio of investment in raw material development by acquiring or selling shares of overseas raw material companies.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). Although the supply of some products was temporarily disrupted due to the flood damage in Pohang in 2022, production competitiveness is now restored due to demand response through Gwangyang Steelworks and sequential facility recovery.

The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of Southeast Asia, China, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will complete establishing ‘intelligent Smart mill’

Third, POSCO will upgrade portfolio for ‘premium product competitiveness’. In order to proactively respond to the increasing customer demand of eco-friendly products and expand the development of high-end products and Green transition solutions, POSCO launched three green steel brands that are : INNOVILT, e Autopos, and Greenable. In November 2022, Greenate which is a masterbrand representing POSCO’s “net-zero carbon 2050 was newly launched. Greenate is a brand that encompasses all departmental efforts and products for producing low-carbon, eco-friendly steel in the process of converting to eco-friendly secondary battery materials and hydrogen-reduced steel, as well as the three major eco-friendly steel brands represented by e Autopos, INNOVILT, and Greenable. POSCO Group plans to systematically communicate its efforts and achievements to achieve 2050 carbon neutrality internally and externally with Greenate.

Fourth, POSCO has been strengthening ESG oriented management. POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

	(Millions of Tons, %)
Category	2022
	Production	Market share
Crude Steel Production	65.9	100%
POSCO	34.2	51.9%
Others	31.7	48.1%

ø	Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The packaging facility business expanded its business area to external steel companies, and continued to resolve safety risks by upgrading packaging automation facility technology and developing new technologies.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory, Copper Plate Material factory and etc.

(3) Market Share

					(Tons)
Category	2022		2021		2020
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	31.245	44.0%	34,846	49.0%	31,044	53.0%

ø	It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure Business

There are 76 subsidiaries on consolidated basis including trading sector (36 subsidiaries including POSCO International), construction sector (26 subsidiaries including POSCO E&C) and energy sector (14 subsidiaries including POSCO Energy).

∎ POSCO INTERNATIONAL

(1) Market Share

		(Millions of US Dollars)
Category	2022	2021	Growth Rate
All Trading Companies in Korea	683,750	644,400	6.11%
POSCO International Corp.	10,019	8,732	14.74%

ø	Source: Korea International Trade Association

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

In case of trading business, POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

In terms of energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

In the LNG trading area, POSCO International started LNG trading for time in Korea in 2017. In May 2022, POSCO International signed long-term LNG sales and Purchase Agreement. Under the deal, POSCO International has agreed to purchase approximately 0.4 million tonnes per annum (MTPA) of LNG from Cheniere for a term of 20 years. In addition, POSCO International plans to take the lead in developing the business within the entire LNG value chain in connection with the group’s gas business strategy.

In regard to investment business, POSCO International mainly focus on food resource business in which developing palm farm in Indonesia, Rice Processing Complex in Myanmar, grain export terminal in Uzbekistan , and other food value chain in North America. Together with POSCO Mobility Solution, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030. In addition, the company invests in mineral resource development in Australia and power generation infrastructure overseas. To be specific, POSCO International has been participating in the Ambatobi Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake since 2006. In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. In addition, disputes between contractors/union and construction companies are increasing due to worsening profitability due to rising construction costs. This trend is expected to continue for a considerable period of time, and only profitable businesses would be carried forward in the future. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

∎ POSCO ENERGY

(1) Market Share

•	Power generation business : POSCO ENERGY’s power generation facility capacity is about 2.3% of the total power generation facilities in Korea

* Source: Power Exchange as of the end of December, 2022

•	Gas business : POSCO ENERGY’s LNG terminal capacity accounts for about 5.2% of domestic terminals.

* Source: POSCO ENERGY’s Estimate Data as of the end of December, 2022

•	Fuel cell business : POSCO ENERGY’s supply of fuel cell power generation facilities accounts for about 22.0% of all fuel cell facilities in Korea.

* Source: POSCO ENERGY’s Estimate Data as of the end of December, 2022

* Statistics on the supply of renewable energy by the Korea Energy Management Corporation as of the end of 2021

(2) Summary of Businesses

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power. Furthermore, POSCO ENERGY has been running businesses such as fuel cell facility installation, long-term O&M service provision, and fuel cell power plant operation after it has established fuel cell business division in 2007. POSCO Energy is strengthening its expertise and enhancing its management efficiency through Korea Fuel Cell Co., Ltd., which was established in November 2019.

∎ POSCO ICT

POSCO ICT has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 35 trillion, ICT is expected to take about 3.5% of domestic ICT market share (ICT market for local corporates only). POSCO ICT will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO ICT is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO ICT is planning to support the mass production system of secondary battery materials such as lithium and nickel. In addition, POSCO ICT will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO ICT will actively participate new airport project and contribute to the groups’ advancement of the group’s logistic system.

C. Green Materials and Energy

∎ POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material.

Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China. In the quicklime & chemical business, POSCO CHEMICAL is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO CHEMICAL operates cokes business. In addition, it produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary battery: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 61 thousand ton/year in 2021 to 106 thousand ton/year in 2025. Considering expanding artificial graphite production to 62 thousands ton/year by 2025, it is expected to have a production capacity of 168 thousands ton/year in total by 2025. Furthermore, cathode material production is expected to increase from 40 thousands ton/year in 2021 to 345 thousands ton/year in 2025.

Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously. POSCO CHEMICAL generates sales by supplying major materials for secondary batteries to electric vehicle battery companies such as LG Energy Solution, Samsung SDI, and SK On. POSCO CHEMICAL signed KRW 1.8trillion deal to supply anode for LG Chem’s EV battery and also signed a contract to supply high-nickel NCA cathode materials for electric vehicle batteries to Samsung SDI for 10 years for the next 10 years. The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. In 2021, POSCO CHEMICAL has focused on investing in large-scale expansion of energy materials for future growth under a difficult business environment. In the meantime, the company conducted various activities to improve profitability and sustainable management and therefore, achieved its highest sales volume of KRW 3,301.9 billion and operating profit of KRW 165.9 billion (consolidated basis) since its foundation.

Global EV Market Outlook

(Ten thousand vehicles)

(SNE Research)

D. Others

In Others segment, there are 11 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDING is focusing on investment in new growth businesses and opportunities

3. Key Products

A. Sales of Key Products (2022)

			(In hundred millions of KRW, %)
Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	135,656	19.20%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	218,585	30.90%
	Stainless Steel Products	Tableware, pipes, etc.	134,761	19.10%
	Others	Plates, Wire rods, etc.	217,494	30.80%
	Gross Sum		706,496	100.00%
	Deduction of Internal Trade		-261,026
	Sub Total		445,470
Green Infrastructure	Trading	Steel, Metal	369,371	56.00%
		Chemical, Strategic Item, Energy	48,749	7.40%
		Others	77,777	11.80%
	Construction	Architecture (Domestic)	35,061	5.30%
		Plant (Domestic)	15,706	2.40%
		Civil Engineering (Domestic)	9,321	1.40%
		Others (Domestic)	1,823	0.30%
		Overseas Construction	15,938	2.40%
		Owned Construction	7,276	1.10%
		Others	3,730	0.60%
	Energy and etc.	Electricity Sales, etc.	74,256	11.30%
	Gross Sum		659,008	100.00%
	Deduction of Internal Trade		-282,787
	Sub Total		376,221
	Gross Sum		33,888	100.00%
Green Materials and Energy	Deduction of Internal Trade		-9,370
	Sub Total		24,518
Others	Gross Sum		11,695	100.00%
	Deduction of Internal Trade		-10,402
	Sub Total		1,293
	Total Sum		847,502

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

B. Price Movement Trends of Key Products

			(In thousands of KRW/Tons, KRW/kWh)
Business Segment	Products	2022	2021	2020
Steel	Hot-rolled Product (HR)	1,105	970	622
	Cold-rolled Product (CR)	1,293	1,035	759
Green Infrastructure	Electric Power	224	98	72
Green Materials and Energy	Refractory	1,022	913	965
	Lime	117	104	106

ø	Above price movement trend of steel segment is based on the price between March 1 to December 31, 2022 (HR and CR price in 2022 is 1,108 and 1,282 thousand won)
ø

Trading and Others parts of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

In 2022, the sales price of major steel products increased compared to 2021 due to concerns over steel supply disruptions caused by the Russian-Ukraine war. Though the price for distribution sector was adjusted a little, the impact was not significant as the sales to distribution sector is mainly spot-base contract.

[Green Infrastructure]

(1) Criteria for Calculation

(a) Subjects for Calculation: Price of electric power

(b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

•	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit price of refractory and quicklime

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Price of refractories is affected by business condition of front industry and raw material cost. Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small. Prices of raw materials for energy materials fluctuates according to the supply and demand of international mineral resources

4. Major Raw Materials

A. Current Status of Major Raw Materials

					(In hundred millions of KRW)
Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	167,545	48.00%	Iron Ore, Coal
			Sub-materials	Sub-materials for Iron-making, Steelmaking	75,660	21.70%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	105,767	30.30%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,464	15.50%	—
			Steel Reinforcement	Strengthening Concrete	3,133	19.80%	—
			Cable	Electricity Transfer	183	1.20%	—
			Steel Pile	Foundation of Structure	313	2.00%	—
			Others	Construction of Pipe and Structure etc.	9,757	61.60%	—
	Trading	Raw Materials	Others	For other use	4,234	100.00%	—
	Energy	Raw Materials	LNG	Material for Power Generation	23,493	56.60%	—
			Others	For other use	18,037	43.40%	—
Green Materials and Energy		Raw Materials	NCM and etc.	Production of cathode materials	19,158	85.20%	—
			Graphite and etc.	Production of anode materials	1,379	6.10%	—
			Limestone and etc.	Production of Lime	983	4.40%	—
			Others	Production of refractory	957	4.30%	—

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Segment		Category	2022	2021	2020
Steel		Iron Ore(per ton)	143	169	120
		Coal(per ton)	472	257	147
		Scrap Iron(per ton)	605	563	348
		Nickel(per ton)	33,147	21,130	16,254
Green Infrastructure	Construction	Ready-mixed Concrete (per m3)	77	68	65
		Steel Pile (per m)	180	272	102
		Steel Reinforcement (per kg)	1.0	1.0	0.7
		Cable (per m)	0.9	1.2	1.0
	Energy and etc.	LNG (per ton)	1,594	702	484
Green Materials and Energy		Refractory (per ton)	479	320	294
		Limestone (per ton)	22	19	19

ø

Trading and Others parts of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

ø	Price Movement Trend of Major Raw Materials

(1) Iron Ore										(In US Dollars/ Tons)
	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	90	94	126	132	96	148	188	158	126	110	88	83

(2) Coal										(In US Dollars/ Tons)
	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q
Trend of International Benchmark Price (FOB)	278	250	446	488	369	264	137	127	109	115	118	155

(3) Scrap Iron										(In US Dollars/ Tons)
	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	387	394	531	562	527	500	497	443	361	289	254	274

(4) Nickel										(In US Dollars/lb, US Dollars/ Tons)
	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q
Trend of London Metal Exchange (“LME”) Cash Price	11.48	10.01	13.13	11.98	8.99	8.68	7.87	7.97	7.23	6.45	5.54	5.77
	25,292	22,063	28,940	26,395	19,821	19,125	17,359	17,570	15,930	14,210	12,215	12,723

ø	LME : London Metal Exchange

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Construction	Ready-mixed Concrete	Standard 25-210-15	Raise of priced agreed in Seoul metropolitan area
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Changes in unit price due to decrease in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Price increase of the raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Decrease the price of raw materials (electrolytic copper)

Energy and etc.	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

[Green Materials and Energy]

(1)	Criteria for Calculation

•	Based on the receiving amount

(2)	Factors of Price Changes

•	Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

•	Other (refractory raw materials) : Price fluctuations and compositional costs of raw materials in China

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

			(Thousands of Tons)
Business Area	Products	2022	2021	2020
Steel	Crude Steel	40,680	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

				(Thousands of Tons)
Business Area	Products	Plant	2022	2021	2020
Steel	Galvanized / Color- coated Steel	Pohang	960	960	960
		Myanmar	70	70	70
Total			1,030	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2022	2021	2020
Raw materials for steel production	Ingot and etc.	39,058	38,080	38,232

[Green Infrastructure]

∎ POSCO ENERGY

				(MW)
Business Area	Products	2022	2021	2020
Power Generation	Electric Power	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO CHEMICAL

Business Area	Products	Place of Business	2022	2021	2020
Refractory	Brick and etc.	Pohang	116,560	113,000	115,000
LIME	Quicklime	Pohang	1,095,000	1,095,000	1,098,000
		Gwangyang	1,095,000	1,095,000	1,098,000
Total			2,306,560	2,303,000	2,311,000

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production			(Thousands of Tons)
Products		2022	2021	2020
Crude Steel		37,928	42,964	40,579
Products	Hot-Rolled Steel	9,268	9,243	9,128
	Plate	5,857	6,832	7,009
	Wire Rod	1,988	2,688	2,666
	Pickled-Oiled Steel	2,847	2,880	2,432
	Cold-Rolled Products	7,623	7,898	6,795
	Coated Steel	6,708	7,446	6,316
	Electrical Steel	1,005	1,032	826
	Stainless Steel	3,400	4,099	3,900
	Others	3,261	3,106	4,691
	Total	41,957	45,224	43,763

ø	The amount of products is the aggregate amount of POSCO’s production and production of POSCOsubsidiaries, which may include interested parties’ transactions.
ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate			(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	40,680	34,219	84.10%
	PT.KRAKATAU POSCO	1,100	989	100.20%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	397	89.90%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	2,319	2,323	72.10%
	Total	44,649	37,928	84.90%

ø

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

[Green Infrastructure]

∎ POSCO ENERGY

(1) Production Result				(Gwh)
Business Area	Products	2022	2021	2020
Power Generation	Electric Power	11,189	13,493	13,998

(2) Capacity Utilization Rate				(Hour, %)
Business Area	Products	2022 Capacity	2022 Production	Utilization Rate
Power Generation	Incheon Power Plant	8,760	4,664	53.2

[Green Materials and Energy]

∎ POSCO CHEMICAL

(1) Production Result					(Tons)
Business Area	Products	Place of Business	2022	2021	2020
Refractory	Brick and etc.	Pohang	81,094	83,884	80,587
LIME	Quicklime	Pohang	1,043,109	1,151,419	1,101,589
		Gwangyang	1,176,611	1,295,720	1,243,402
Total			2,300,814	2,531,023	2,425,578

ø	In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (Current Business Year)			(Tons)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	116,560	81,094	70%
Quicklime Factory (Pohang)	1,095,000	1,043,109	95%
Quicklime Factory (Gwangyang)	1,095,000	1,176,611	107%
Total	2,306,560	2,300,814	—

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,856,469	63,813	-106,010	—	1,814,272
Green Infrastructure	Construction	122,399	261,199	-1,012	—	382,586
	Trading	176,007	25,127	-15,639	—	185,495
	Energy and etc.	372,989	26,634	-234	—	399,389
Green Materials and Energy		174,851	25,587	—	—	200,438
Others		—	120,987	-2	—	120,985

[Buildings]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,245,693	123,687	-43,251	-244,582	3,081,547
Green Infrastructure	Construction	85,033	847	-7,680	-2,472	75,728
	Trading	460,474	51,399	-1,907	-23,101	486,865
	Energy and etc.	197,846	3,837	-716	-13,242	187,725
Green Materials and Energy		208,793	31,739	-356	-9,072	231,104
Others		6,611	167,253	-25,828	-36,111	111,925

[Structures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,510,527	217,590	-19,604	-193,134	2,515,379
Green Infrastructure	Construction	24,430	5,741	-1,394	-1,889	26,888
	Trading	25,313	41,678	-524	-4,434	62,033
	Energy and etc.	554,835	4,101	-695	-26,668	531,573
Green Materials and Energy		16,690	5,544	-70	-1,299	20,865
Others		—	43,596	-5,751	-31,656	6,189

[Machinery and Equipment]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,286,899	2,552,976	-592,939	-2,016,663	14,230,273
Green Infrastructure	Construction	8,640	1,671	-1,015	-1,975	7,321
	Trading	373,354	60,648	-9,326	-32,114	392,562
	Energy and etc.	1,224,934	50,073	-37,217	-87,055	1,150,735
Green Materials and Energy		526,329	161,712	-10,506	-47,877	629,658
Others		—	422,413	-107,193	-302,939	12,281

[Vehicles]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		32,036	31,049	-17,812	-11,830	33,443
Green Infrastructure	Construction	2,297	6,067	-2,855	-910	4,599
	Trading	5,894	6,937	-2,257	-1,982	8,592
	Energy and etc.	1,014	801	-595	-357	863
Green Materials and Energy		4,786	2,628	-583	-2,211	4,620
Others		3	1,761	-200	-1,550	14

[Tools and Fixtures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		45,388	50,186	-20,840	-18,960	55,774
Green Infrastructure	Construction	1,447	663	-419	-543	1,148
	Trading	21,496	18,575	-3,051	-11,526	25,494
	Energy and etc.	1,840	1,930	-1,160	-584	2,026
Green Materials and Energy		7,624	3,731	-882	-3,985	6,488
Others		—	5,406	-3,452	-1,923	31

[Equipment]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		111,762	63,094	-36,056	-37,057	101,743
Green Infrastructure	Construction	5,995	8,489	-2,803	-3,352	8,329
	Trading	22,143	20,499	-6,344	-8,507	27,791
	Energy and etc.	16,267	3,549	-3,104	-3,515	13,197
Green Materials and Energy		8,916	3,633	-600	-3,077	8,872
Others		1,079	26,825	-8,650	-5,841	13,413

[Financial Lease Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		622,803	27,114	-79,311	-62,283	508,323
Green Infrastructure	Construction	66,477	174,063	-149,326	-41,043	50,171
	Trading	83,790	271,674	-62,599	-41,981	250,884
	Energy and etc.	35,466	10,289	-3,650	-7,699	34,406
Green Materials and Energy		59,071	60,268	-59,013	-5,618	54,708
Others		139	46,988	-14,524	-9,897	22,706

[Biological Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Construction	—	—	—	—	—
	Trading	154,682	-3,271	—	-9,691	141,720
	Energy and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,111,470	678,703	-189	-9,699	1,780,285
Green Infrastructure	Construction	2,166	19,125	1	—	21,292
	Trading	36,295	93,175	-191	—	129,279
	Energy and etc.	32,332	56,360	—	—	88,692
Green Materials and Energy		642,904	845,038	—	—	1,487,942
Others		—	30,535	—	—	30,535

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establish ment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	8,900	1,366	7,534
		July 2019 ~ December 2025	P) Establishment of #6 Coke plant	13,420	6,881	6,539
	Maintenance/ Improvement	October 2019 ~ June 2025	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	19,264	3,039	16,225
		August 2021 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	3,078	78	3,000

ø	P stands for Pohang Steel Works.

ø	G stands for Gwangyang Steel Works.

[Green Infrastructure]					(In hundred millions of KRW)
Business Area	Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
Trading	POSCO MOBILITY SOLUTION	Expansion/ Establish ment	January 2022~March 2023	Mechanical Equipment _Press/Molding/Assembling (Gwangyang)	130	61	69
	POSCO INTERNATIONAL TEXTILE LLC.	Expansion/ Establish ment	March 2022~ May 2023	Fixed assets	146	124	22
Construction	POSCO O&M	Expansion/ Establish ment	January 2022 ~ December 2022	Other current investments	195	195	—
Energy and etc.	POSCO ICT	Expansion/ Establish ment	January 2022 ~ December 2022	Other business and current investments	118	96	—
			January 2022 ~ December 2022	Expansion of SM servers, etc	145	85	—
	POSCO Energy	Expansion/ Establish ment	January 2021- ~May 2024	Gwangyang LNG #6 Tank	1,437	603	834
	NEH	Expansion/ Establish ment	May 2022~December 2025	Gwangyang LNG terminal	8,668	213	8,455
	POSCO FLOW	Expansion/ Establish ment	November 2022~April 2024	railway cargo pickup station at Taegeum Station	320	—	320

[Green Materials and Energy]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO CHEMICAL	Expansion/ Establish ment	November 2019~April 2023	The 2nd stage of production line up expansion in #2 anode material factory	2,711	2,226	485
		February 2020~June 2025	Establishment of new Artificial Graphite Anode material line	3,458	1,459	1,999
		July 2020~January 2024	The 3rd stage of cathode material factory in Gwangyang	2,895	2,454	441
		October 2020~February 2023	Facilities rationalization of refractory sintering plant in Pohang	348	135	213
		November 2020~March 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,274	441
		December 2021~June 2024	cathode material factory in Pohang	3,303	989	2,314
		July 2022~May 2024	#2 precursor factory in Gwangyang	3,262	121	3,141
P&O Chemical	Expansion/ Establish ment	October 2021~December 2024	New construction of pitch production plant	963	272	691
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establish ment	April 2021~February 2024	Construction of hard rock lithium commercialization plant	9,188	2,083	7,105
Zhejiang POSCO-HUAYOU New Energy Co., Ltd	Expansion/ Establish ment	December 2021~December 2024	#2 new factory with capacity of 29 thousand tons	2,971	915	2,056
POSCO ARGENTINA	Expansion/ Establish ment	January 2022~April 2024	Brine lithium commercialization plant stage 1 (25,000 tons of lithium hydroxide production)	10,484	1,217	9,165
		November 2022~June 2025	25,000 tons of lithium carbonate production	12,090	—	12,090

ø	Ongoing investments over KRW 10 billion as of December 31, 2022 are listed on the table.

6. Product Sales

[Steel]

			(In hundred millions of KRW)
Items		2022	2021	2020
Domestic	Hot-Rolled Products	68,784	70,117	39,663
	Cold-Rolled Products	55,997	54,864	37,870
	Stainless Steel	42,481	35,722	23,746
	Others	110,202	94,737	63,111
Overseas	Hot-Rolled Products	66,871	55,180	37,368
	Cold-Rolled Products	162,588	144,421	101,808
	Stainless Steel	92,279	86,712	72,140
	Others	107,298	93,736	66,876
Total	Gross Sum	706,496	635,489	442,583
	Internal Transaction	-261,026	-224,555	-153,654
	Total	445,470	410,934	288,929

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2022	2021	2020
Trading	Domestic Trading	Merchandise	65,401	63,137	33,565
		Product	9,825	8,757	2,028
		Others	647	1,174	240
	Overseas Trading	Merchandise	137,635	137,741	75,922
		Product	1,058	1,223	528
		Others	10	207	1,192
	Trades among the 3 countries			281,321	209,444
Construction	Domestic Construction	Building	35,061	35,633	42,761
		Plant	15,706	13,272	12,887
		Civil Engineering	9,321	6,771	6,177
		Others	1,823	1,763	—
	Overseas		15,938	8,097	7,089
	Own Construction		11,006	8,589	7,185
Energy and etc.	Electric Power Sales		74,256	29,145	25,688
Total	Gross Sum		659,008	556,174	424,706
	Deduction of Internal Transaction		-282,787	-220,938	-148,097
	Total		376,221	335,236	276,609

[Green Materials and Energy]

		(In hundred millions of KRW)
Items	2022	2021	2020
Gross Sum	33,888	20,892	16,137
Deduction of Internal Transaction	-9,370	-8,472	-8,421
Total	24,518	12,420	7,716

[Others]

	(In hundred millions of KRW)
Items	2022.3Q	2021	2020
Gross Sum	11,695	17,842	14,062
Deduction of Internal Transaction	-10,402	-13,109	-9,388
Total	1,293	4,733	4,674

ø	Domestic and overseas categorized by the sales area.
ø	Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
ø	POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

7. Derivatives

POSCO use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of December 31, 2022, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring January, 2023), USD 0.5 billion (expiring August, 2023), USD 0.5 billion(expiring July, 2024) USD 0.44 billion(expiring January, 2025), EUR 0.5 billion(expiring January, 2024). The transaction gain of forward exchange contracts is KRW 87,951 million. Also, we recognized KRW 94,807 million of valuation gain on currency swap contracts.

8. Significant Contracts

[Steel]

∎ POSCO M-TECH

Contract	Contract Date	Remarks
Outsourcing of Products Packaging Contract with Pohang and Gwangyang Steelworks	November 26, 2021

(1)   Contract Counterparty: POSCO

(2)   Purpose: Service concerning packaging of steel products, supply of packaging materials, maintenance of packaging facilities, etc, Packaging work for Pohang and Gwangyang Steelworks

(3)   Contract period: July 1, 2021~June 30, 2022

(4)   Transaction amount: KRW 174,209 million

Consign management of Ferromanganese Plant	December 30, 2021	(1) Contract counterparty: POSCO (2) Purpose: Collective consignment of plant facilities and operations (3) Contract period: July 1, 2021~June 30, 2022 (4) Transaction amount: KRW 27,412 million

Consign management of copperplate factory	December 1, 2021

(1)   Contractual Counterparty: POSCO

(2)   Purpose: Collective consignment of plant facilities and operations

(3)   Contract period: November 1, 2021~October 31, 2022

(4)   Transaction amount: KRW 740 million

Supply contract of aluminum deoxidizer	November 30, 2021

(1)   Contract Counterparty: POSCO

(2)   Purpose: Production and sale of sub-materials that remove supersaturated oxygen in steel making process

(3)   Contract period: January 1, 2022~June 30, 2022

(4)   Transaction amount: KRW 55,500 million

Supply contract of aluminum deoxidizer	August 19, 2022

(1)   Contract Counterparty: POSCO

(2)   Purpose: Production and sale of sub-materials that remove supersaturated oxygen in steel making process

(3)   Contract period: July 1, 2022~December 31, 2022

(4)   Transaction amount: KRW 42,937 million

ø	The above transaction amount is excluding VAT, and the transaction amount of the aluminum deoxidizer supply contract may vary depending on the total volume and aluminum market situation.

∎ POSCO YAMATO VINA STEEL JOINT STOCK COMPANY

Contract	Date	Remarks
Joint stock contract with POSCO, YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1)  Purpose: To improve business structure by collaborating with leading company in section steels

2)  Information: POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3)  Signed date of the contract: March 18, 2020

4)  Registration of joint stock company : April 28, 2020

[Green Infrastructure]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•  Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose : Production and Development of land gas field in eastern Australia

2)  Method : Cash acquisition

3)  Resolution date of Board of Directors : December 10, 2021

4)  Acquisition amount : KRW 371,077,996,186

5)  Number of shares acquired : 96,178,946Shares

6)  Date of acquisition : April 1, 2022

7)  equity structure (after acquisition of shares) :

•  POSCO International : 50.1%

•  Hancock Energy (Australia) : 49.9%

ø POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger	August 2022

1)  Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3)  Date of board resolution (decision Date) : August 12, 2022

4)  Date of General Shareholders Meeting for merger approval : November 4, 2022

4)  Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5)  Record date of merger : January 1, 2023

6)  Scheduled date of merger registration : January 2, 2023

ø POSCO International disclosure date : January 2, 2023

[Green Materials and Energy]

∎ POSCO ENERGY

Contract	Date	Remarks
Merger	May 2020

1)  Contract counterpart : PSC Energy Global Co., Ltd.

2)  Signed date : May 26, 2020

3)  Date of merger : August 1, 2020

4)  Merger ratio : 1.0000000 : 0.0000000

5)  Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

Decision on Merger	August 2022

1)  Contract counterpart : POSCO International Co., Ltd.

2)  Signed date : August 12, 2022

3)  Date of merger : January 1, 2023

4)  Merger ratio : 1.0000000 : 1.1626920

5)  Information : POSCO International Co., Ltd. Merges POSCO Energy Co., Ltd.

ø POSCO Energy disclosure date : August, 12, 2022 (Important Notice : Decision of Merger)

∎ POSCO ICT

Contract	Date	Remarks
Sales of shares of ChargEV	November 2021

1)  Contract counterpart : GS Energy, ChargEA

2)  Signed date : November 3, 2022

3)  Date of Transfer : November 11, 2022

4)  Transfer amount : KRW 15,958,116,470

5)  Information : Sales of shares of ChargEV (13.88% of total shares which is 6,445 shares) that POSCO ICT used to own following the exercise of the right to claim for joint sale of ChargEA(claimant of the right).

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1)  Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2)  Signed date : December 22, 2021

3)  Date of Transfer : January 1, 2022

4)  Transfer amount : KRW 2,945 million

5)  Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization

Steel	POSCO	Steel Production & Technology Strategy Office
R&D Center
Steel Product R&D Center
Low-Carbon Process R&D Center
Automotive Steel R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production & Marketing Strategy Office
	POSCO M-TECH	Pohang Steel Business Division
Automation R&D Center

Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO ENGINEERING & CONSTRUCTION	R&D Center
	POSCO A&C	R&D Center
	POSCO ENERGY	Business Development Division
Energy Infra Business Division
	POSCO ICT	R&D Center

Green Materials and Energy	POSCO CHEMICAL	R&D Center
Energy Material R&D Center

Others	POSCO HOLDINGS INC.	AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories, New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

B. R&D Expenses in 2022	(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Construction	Trading	Energy and etc.
Selling and Administrative Cost	62,791	3,465	939	14,161	40,214	58,571	180,141
Manufacturing Cost	352,946	3,061	520	20	13	—	356,560
R&D Cost (Intangible Assets)	38,592	-13	—	-181	2,791	998	42,187
Total*	454,329	6,513	1,459	14,000	43,018	59,569	578,888
Government Subsidy	—	427	—	—	—	—	427
R&D/Sales Ratio (%)	1.02%	0.08%	0.01%	0.35%	1.75%	46.20%	0.68%

*	Total includes government subsidy.

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2022	2021	2020
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	47,649,466	46,621,631	35,830,815
Cash and cash equivalents	8,053,108	4,775,166	4,754,644
Other receivables, net	2,112,697	2,104,609	1,494,239
Other short-term financial assets	10,909,920	13,447,717	11,709,209
Trade accounts and notes receivable, net	9,769,553	10,061,982	8,120,619
Inventories	15,472,417	15,215,098	9,051,790
Other current assets	1,331,771	1,017,059	700,314
[Total non-current assets]	50,757,315	44,849,983	43,256,158
Other receivables, net	1,520,331	1,415,143	1,195,962
Other long-term financial assets	2,332,538	2,119,674	1,561,807
Investments in associates and joint ventures	4,996,551	4,514,647	3,876,249
Property, plant and equipment, net	31,781,196	29,596,698	29,400,141
Intangible assets, net	4,838,451	4,166,309	4,449,432
Other non-current assets	5,288,248	3,037,512	2,772,567
Total assets	98,406,781	91,471,614	79,086,973
[Total current liabilities]	23,188,190	21,083,623	16,854,968
[Total non-current liabilities]	16,961,190	15,583,048	14,557,413
Total liabilities	40,149,380	36,666,671	31,412,381
[Equity attributable to owners of the controlling company]	52,512,116	50,427,355	44,331,350
Share capital	482,403	482,403	482,403
Capital surplus	1,400,832	1,387,960	1,310,547
Hybrid bonds	—	199,384	199,384
Retained earnings	52,965,180	51,532,888	46,111,457
Other equity attributable to owners of the controlling company	-2,336,299	-3,175,280	-3,772,441
[Non-controlling Interests]	5,745,285	4,377,588	3,343,242
Total equity	58,257,401	54,804,943	47,674,592

	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	84,750,204	76,332,345	57,792,796
Operating profit	4,850,053	9,238,089	2,403,035
Profit	3,560,484	7,195,890	1,788,152
[Profit attributable to owners of the controlling company]	3,144,087	6,617,239	1,602,147
[Profit attributable to non-controlling interests]	416,397	578,651	186,005
Total comprehensive Income	3,794,358	8,013,489	1,570,204
[Total comprehensive income attributable to owners of the controlling company]	3,380,649	7,384,572	1,415,132
[Total comprehensive income attributable to non-controlling interests]	413,709	628,917	155,072
Earnings per share(KRW)	41,456	87,330	20,165
Number of Consolidated Companies	181	170	167

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2022	2021	2020
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	4,308,290	25,918,880	19,579,954
Cash and Cash equivalents	1,415,201	2,042,274	1,822,660
Trade accounts and notes receivable, net	128,991	6,017,508	3,693,535
Other receivables, net	40,288	545,341	279,555
Other short-term financial assets	2,515,375	9,605,522	9,607,632
Inventories	—	7,623,202	4,093,829
Other current assets	208,435	85,033	82,743
[Total non-current assets]	46,840,829	38,323,879	37,215,015
Other receivables, net	209,057	274,253	84,037
Other long-term financial assets	1,062,530	1,326,565	1,072,817
Investments in Subsidiaries, associates, and joint ventures	45,187,628	16,002,640	14,883,152
Property, plant and equipment, net	145,006	19,772,299	20,216,932
Intangible assets, net	15,902	551,410	621,926
Other non-current assets	220,706	396,712	336,151
Total assets	51,149,119	64,242,759	56,794,969
[Total current liabilities]	118,993	7,868,269	5,089,111
[Total non-current Liabilities]	3,858,263	7,339,065	6,591,154
Total liabilities	3,977,256	15,207,334	11,680,265
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,360,894	1,339,289	1,339,289
[Hybrid bonds]	—	199,384	199,384
[Retained earnings]	47,409,675	49,734,492	45,781,777
[Other equity]	-2,081,109	-2,720,143	-2,688,149
Total equity	47,171,863	49,035,425	45,114,704

Account	2022	2021	2020
	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	8,589,819	39,920,201	26,509,920
Operating profit	1,674,893	6,649,600	1,135,197
Profit	-467,852	5,181,227	965,863
Earnings per share(KRW)	-6,185	68,360	12,123

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Choi, Jeong-Woo, Chon, Jung-Son, Chung, Chang-Hwa, Yoo, Byeong-Og), one non-standing director (Kim, Hag-Dong), and seven outside directors (Kim, Sung-Jin, Chang, Seung-Wha , Pahk, Heui-Jae, Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

ø	Composition of the Special Committees under the BoD and their Functions(as of August 16, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Yoo, Young-Sook (Chairman) Kim, Sung-Jin Kwon, Tae-kyun Yoo, Byeong-Og

[Deliberation Items]

(1)   Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

(2)   ESG-related implementation monitoring and report publication

(3)   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

(4)   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

(5)   Appointment of Fair Trade Compliance Officer.

[Report Items]

1.  Major ESG issues of affiliates

Director Candidate Recommendation Committee	3 Outside Directors	Kwon, Tae-Kyun (Chairman) Chang, Seung-Wha Yoo, Jin-Nyong

(1)   Qualification review of Outside Director candidates and recommendation to GMoS

(2)   Preliminary review and qualification review of Inside Director candidates

(3)   Prior deliberation on appointment of members of Special Committees

(4)   Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

(5)   Operation of Outside Director Candidate Recommendation Advisory Panel

(6)   Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Chang, Seung-Wha (Chairman) Pahk, Heui-Jae Yoo, Young-Sook Sohn, Sung-Kyu

(1)   Establishment of management succession and management training plan

(2)   Establishment of plan for management evaluation and compensation, and execution

(3)   Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Pahk, Heui-Jae (Chairman) Yoo, Young-Sook Kwon, Tae-kyun Chon, Jung-Son

(1)   Developing policies for soundness of company’s internal value and finance

(2)   Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Regarding investment activities

A. Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

B. Prior deliberation on existing external investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

C. Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of new investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

E. Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over 200 billion won, based on book value per unit of investment assets)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin-Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Other items deemed necessary by each committee member

*	In order to strengthen the roles of the Board of Director, the Special Committees were reorganized at the General Meeting of Shareholders held on March 18, 2022.

•	Before : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee.

•	After : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, and Audit Committee

(2) List of Key Activities of the Board of Directors (January 1, 2022 ~ December 31, 2022)

(January 1, 2022 ~ March 17, 2022)

No.	Date	Agenda	Approval

2022-1	January 4, 2022	• Deliberation Agenda\ 1. Amendment of articles of incorporation of new steel subsidiary related to vertical spin-off	Approved

2022-2	January 28, 2022

•   Deliberation Agenda

1.  Approval of the 54th financial statements and schedule for the general meeting of shareholders

2.  Disposal of treasury stocks in accordance with employee stock ownership program implementation

•   Report Agenda

1.  Status of implementation of the resolved agendas in 2021 by the BoD

2.  Business performance of the fiscal year of 2021

3.  Report on internal control over financial reporting

4.  Assessment on the effectiveness of internal control over financial reporting

Approved

2022-3	February 17, 2022

•   Deliberation Agenda

1.  Recommendation of Inside Directors candidates and Non-Standing Director candidate

2.  Agendas for the 54th general meeting of shareholders

•   Report Agenda

1.  Amendment of the Operational Regulation of Board of Directors in accordance with conversion to a holding company

Approved

2022-4	March 2, 2022

•   Deliberation Agenda

1.  Approval of public notice replacing general shareholder’s meeting to report the completion of Spin-off and inaugural general meeting

2.  Approval of registration of relocation of Headquarters

Approved

*

At the 54th General Meeting of Shareholders which was held on March 18, 2022, Outside Director Kim, Shin-Bae and Chung, Moon-Ki, and Inside Director Jeong, Tak and Kim, Hag-Dong retired due to expiration of the terms. Outside Directors Yoo, Jin- Nyong, Sohn, Sung-Kyu, Inside Director Yoo, Byeong-Og, and Non-standing Director Kim, Hag-Dong were newly elected.

(March 18, 2022 ~ December 31, 2022)

No.	Date	Agenda	Approval

2022-5	March 18

•   Deliberation Agenda

1.  Appointment of the Chairman of the BoD

2.  Appointment of Special Committees members

3.  Appointment of Representative Directors and Inside Directors

4.  Revision of the Board of Directors Operation Regulations in accordance with the transition to the holding company

Approved

2022-6	April 8 May 13	• Deliberation Agenda 1. Revision of Operation Regulations of Succession Council	Approved
	April 8	2. Second investment in POSCO lithium solution • Report Agenda Investment status of secondary battery material business	Approved

2022-7	May 13

•   Deliberation Agenda

1.  Appointment of a compliance officer

2.  Dividends in the 1st quarter of 2022

•   Report Agenda

1.  Business performance and Group’s ESG performance of the 1st quarter of 2022

2.  Joint investment of anode materials in North America

3.  Performance and evaluation results of the board of directors in 2021

Approved

2022-8	August 12

•   Deliberation Agenda

1.  Merger plan of POSCO International and POSCO Energy

2.  Sale of stake of CSP

3.  Cancellation of Treasury Shares

4.  Dividends in the 2nd quarter of 2022

•   Report Agenda

1.  Business performance of the 2nd quarter of 2022 and outlook of second half of 2022

2.  Major business performance of subsidiaries

Approved

2022-9	October 7	• Deliberation Agenda 1. Business plan of 2nd stage of POSCO Argentina’s lithium brine project	Approved

2022-10	November 4

•   Deliberation Agenda

1.  POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS

2.  Dividends in the 3rd quarter of 2022

•   Report Agenda

1.  Business performance of the 3rd quarter of 2022 and outlook of 2022

2.  Major business performance of subsidiaries

3.  Additional review of economic feasibility of 2nd stage of POSCO Argentina’s lithium brine project under the duel exchange rate system in Argentina.

Approved

2022-11	December 9

•   Deliberation Agenda

1.  Mid-term business strategy and business plan for 2023

2.  Participating in the contest to secure the site of the R&D center in metropolitan area

•   Report Agenda

1   Business status and plan of electric vehicle drive motor cores

2.  Important matters of company management (POSCO)

ø	List of Key Activities of the Board of Directors after FY 2022 (January 1, 2023 ~ March 9, 2023)

No.	Date	Agenda	Approval

2023-1	January 27

•   Deliberation Agenda

1.  Approval of the 55th financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2022

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

4.  Implementation status of the BoD resolved agendas for the fiscal year of 2022

5.  Business status and plan of Robot automation solution

Approved

2023-2	February 16

•   Deliberation Agenda

1.  Recommendation of Inside Directors candidates and Non-Standing Director candidate

•   Report Agenda

1.  Monitoring results of internal control standard

2.  Establishment of electric furnace in Gwangyang

Approved

	February 16 February 20	2. Partial Amendments of the Articles of Incorporation 3. Agendas for the 54th general meeting of shareholders (continued from previous BoD meeting on Feb 16 and approved on Feb 20)	Approved

(3)	Major Activities of Outside Directors on the Board of Directors (January 1, 2022 ~ December 31, 2022)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2022-1	January 4	7 (7)	—
2022-2	January 28	7 (7)	—
2022-3	February 17	7 (7)	—
2022-4	March 2	7 (7)	—
2022-5	March 18	7 (7)	—
2022-6	April 8, May 13	7 (7)	—
2022-7	May 13	7 (7)	—
2022-8	August 12	7(7)	—
2022-9	October 7	7 (7)	—
2022-10	November 4	7 (7)	—
2022-11	December 9	7 (7)	—

ø	Major Activities of Outside Directors on the Board of Directors after FY 2022 (January 1, 2023 ~ March 9, 2023)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2023-1	January 4	7 (7)	—
2023-2	January 28	7 (7)	—

(4)	Special Committees under the BoD and Their Activities (From January 1, 2022 to November 14, 2022)

O ESG Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval

January 28, 2022	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund(Internal Transaction) 2. Financial contribution to the joint labor welfare fund with partner companies (Internal Transaction)	Approved

O ESG Committee (March 18, 2022 ~ December 31, 2022)

Date	Agenda	Approval

March 29, 2022	• Deliberation Agenda 1. Lease contract for POSCO Center in 2022	Approved

May 13, 2022

•   Deliberation Agenda

1.  Appointment of Fair Trade Self-Compliance Manager

2.  POSCO HOLDINGS’ Publication of Corporate Citizenship Report

•   Report Agenda

1.  Group ESG performance in the 1st quarter of 2022

Approved

July 7, 2022	• Report Agenda 1. Current Status and Prospects of Emissions Trading System in Korea 2. Progress of POSCO HOLDINGS Corporate Citizenship Report	Approved

August 12, 2022

•   Report Agenda

1.  Operation status of the Fair Trade Self-compliance Program in the first half of 2022

2.  Group ESG Performance in 2nd quarter of 2022

3.  Report on POSCO HOLDINGS Corporate Citizenship Report

Approved

November 2, 2022	• Preliminary Review 1. Transfer plan of steel business related shares or investment certificates of POSCO HOLDINGS • Report Agenda 1. Group ESG Performance in 3rd quarter of 2022	Approved

December 7, 2022

1.  POSCO brand license contract (Internal Transaction)

2.  POSCO Center lease contract of 2023 (Internal Transaction)

3.  Donation to The Korea Society

4.  Donation of matching grant to the POSCO 1% foundation

•   Report Agenda

1.  ESG management strategy of supply chain

2.  Attendance results of CoP27

Approved

ø	Major Activities of ESG Committee after FY 2022 (January 1, 2023 ~ March 9, 2023)

Date	Agenda	Approval

January 26, 2023

•   Deliberation Agenda

1.  Participation in the paid-in capital increase of POSCO Silicon Solution to expand Si cathode materials (internal transaction)

•   Report Agenda

1.  Group ESG performance review in 2022

2.  POSCO carbon net-zero roadmap

Approved

O	Director Candidate Recommendation and Management Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval

January 28, 2022	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved

February 17, 2022	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates • Preliminary Review 1. Qualification review of the Inside Directors candidates and Non-Standing Director candidate	Approved —

O	Director Candidate Recommendation and Management Committee (March 18, 2022 ~ December 31, 2022)

Date	Agenda	Approval
November 4, 2022	• Deliberation Agenda Resolution to operate an Outside Director Candidate Recommendation Advisory Panel	Approved

ø	Major Activities of Director Candidate Recommendation and Management Committee after FY 2022 (January 1, 2023 ~ March 9, 2023)

Date	Agenda	Approval

January 1, 2023	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved

February 16, 2023

•   Deliberation Agenda

1.  Recommendation of the Outside Directors candidates

2.  Qualification review of the Inside Directors candidates and Non-Standing Director candidate

3.  Preliminary review of members of special committee under BoD

Approved —

O	Evaluation and Compensation Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval

January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2021	Approved

O	Evaluation and Compensation Committee (March 18, 2022 ~ December 31, 2022)

Date	Agenda	Approval

—	Not Applicable	—

ø	Major Activities of Evaluation and Compensation Committee after FY 2022 (January 1, 2023 ~ March 9, 2023)

Date	Agenda	Approval

January 27, 2023	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2022	Approved

O	Finance Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval

February 17, 2022	• Deliberation Agenda 1. Equity investment in an all-solid-state battery manufacturing company	Approved

O	Finance Committee (March 18, 2022 ~ December 31, 2022)

Date	Agenda	Approval

August 10, 2022	• Preliminary Review 1. Sale of stake of CSP	—

October 7, 2022	• Preliminary Review Business plan of 2nd stage of POSCO Argentina’s lithium brine project	—

November 2, 2022	• Preliminary Review 1. Transfer plan of steel business related shares or investment certificates of POSCO HOLDINGS • Report Agenda 1. Additional review of economic feasibility of 2nd stage of POSCO Argentina’s lithium brine project	—

December 6, 2022	• Preliminary Review Participating in the contest to secure the site of the R&D center in metropolitan area	—

ø	Major Activities of Finance Committee after FY 2022 (January 1, 2023 ~ March 9, 2023)

Date	Agenda	Approval
—	Not Applicable	—

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks

Sohn, Sung-Kyu Kim, Sung-Jin Yoo, Jin-Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2)	Major Activities of the Audit Committee (January 1, 2022 ~ March 17, 2022)

Session	Date	Agenda	Approval

1	January 27

•   Deliberation Agenda

1.  Assessment of internal control over financial reporting in 2021

2.  Review of the agendas for the extraordinary General Meeting of Shareholders

3.  Approval of audit and non-audit services for POSCO and subsidiaries

4.  Audit Committee activities in 2021

5.  The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2021

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2021

Approved —

2	February 16	• Deliberation Agenda 1. Internal audit result for the year 2021 • Report Agenda 1. External audit result for the year 2021	Approved —

3	February 17	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

•

At the 54th general meeting of shareholders held on March 18, 2022, due to Chung, Moon-Ki and Pahk, Heui-Jae’s expiration of term in the Audit Committee, a new Audit Committee member, Sohn, Sung-Kyu and Yoo, Jin- Nyong was elected.

(March 18, 2022 ~ December 31, 2022)

Session	Date	Agenda	Approval

4	March 18	• Deliberation Agenda 1. Appointment of the chairman of the audit committee 2. Consent to appoint a person in charge of internal audit department	Approved

5	April 5	• Deliberation Agenda 1. Approval of POSCO HOLDINGS audit service contract change and POSCO audit, non-audit service contract	Approved

6	April 27

•   Deliberation Agenda

1.  Results of internal audit on the consolidated financial statements for the 1st quarter of 2022

•   Report Agenda

1.  The results of the 20-F audit for 2021 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2022

Approved

7	June 10	• Report Agenda 1. Audit trends and pending issues such as PCAOB monitoring cases

8	June 24	• Deliberation Agenda 1. Approval of POSCO’s non-audit service contract 2. Approval of POSCO E&C’s Audit Service Contract	Approved

9	August 11

•   Deliberation Agenda

1.  Internal audit performance for the 1st half of 2022 and plans for the 2nd half of 2022

2.  Results of internal audit on the consolidated financial statements for the 2nd quarter of 2022

3.  Audit activity evaluation results of the independent auditor for the year 2021

•   Report Agenda

1.  Results of external audit on consolidated financial statements for the 2nd quarter of 2022

Approved

ø	Changes after the record date (September 30, 2022) of the disclosure

Session	Date	Agenda	Approval

10	November 2

•   Deliberation Agenda

1.  Evaluation criteria for selection of external auditors

2.  Results of internal audit on the consolidated financial statements for the 3rd quarter of 2022

•   Report Agenda

1.  Result of external review of the consolidated financial statement for the 3rd quarter of 2022

Approved

11	December 8

•   Deliberation Agenda

1.  Selection of an external auditor of POSCO Holdings

2.  Approval of audit and non-audit services for POSCO Holdings and subsidiaries

•   Report Agenda

1.  Results of inspection for core business checklist of overseas operations

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting ofshareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	8,486	1,895	10,000	—
Outside Director (Excluding Audit Committee Members)	4	425	102		—
Members of the Audit Committee	3	329	110		—

ø	No. of people : The number of Directors and the Audit Committee members who are in office as of December 31, 2022
ø	Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2022.
ø	Average payment per person is the sum of average monthly payment to the Directors and Audit Committee members
ø	The total amount of remuneration for registered directors and the average amount of remuneration per person include long-term incentives temporarily paid in February 2022.